Ladenburg Thalmann & Co. Inc.

A division of Fordham Financial Management, Inc.

640 Fifth Avenue, 4th floor New York, NY 10019

March 31, 2021

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporate Finance

100 F St., NE

Washington, D.C. 20549

Re:	Ace Global Business Acquisition Limited
Registration Statement on Form S-1/A

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Ladenburg Thalmann & Co. Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time on Monday, April 5, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Ladenburg Thalmann & Co. Inc.

By:	/s/ Steve Kaplan
Name:	Steve Kaplan
Title:	Head of Capital Markets